SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

a. Anita Mary Sands; b. David Alexandre Marcus; c. David Vélez Osorno; d. Diego Piacentini; e. Douglas Mauro Leone; f. Jacqueline Dawn Reses; g. Luis Alberto Moreno Mejías; h. Rogério Paulo Calderón Peres; and i. Thuan Quang Pham. 1UPX 2. To resolve, as an ordinary resolution, that the reelection of the individuals listed from “a” to “i”, as directors of the Company (the “Nominees”), each to serve for a term ending on the date of the next annual general meeting of the Members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved: Director Elections Proposals — The Board of Directors recommends a vote FOR Proposals 1 and 2. A 04AYIC 1. To resolve, as an ordinary resolution, that the Company’s audited financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 be approved and ratified. For Against Abstain For Against Abstain Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. B 2026 Annual General Meeting Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Financial Statements ApprovalMMMMMMMMMMMMMMMMMMMMM 1234 5678 9012 345 693055 If no electronic voting, delete QR code and control # 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMM You may vote online instead of mailing this card. Online Go to www.investorvote.com/NU or scan the QR code — login details are located in the shaded bar below. Your vote matters – here’s how to vote! Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/NU Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/NU Notice of 2026 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — August 6, 2026 I/We [please print name(s)] of [please print address(es)] being (a) shareholder(s) of the Company hereby appoint [please print name(s)] of [please print address(es)] or failing him/her the duly appointed chairman of the Meeting (the “Chairman”) (together the “Proxies”) as my/our proxies to vote all of my/our shares at the Annual General Meeting of Nu Holdings Ltd. (the “Company”), to be held on August 6, 2026 at 8:00 a.m. Brasilia time, at the offices of the Company at Rua Capote Valente, 39, Pinheiros, São Paulo - SP, 05409-000, Brazil, and at any adjournments or postponements thereof, as follows. Please indicate your vote For/ Against on the reverse. If no such directions are indicated, the Proxies (or any one of them) will have authority to vote FOR proposals 1 and 2. In their discretion, the Proxies (or any one of them) are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) Proxy — NU HOLDINGS LTD. Non-Voting Items C q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Change of Address — Please print new address below. Comments — Please print your comments below. Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The materials are hosted at: https://www.investidores.nu/en (IR website) and https://www.sec.gov The 2026 Annual Meeting of Shareholders of Nu Holdings Ltd. will be held on August 6, 2026 at 8:00 a.m. Brasilia time, in-person and virtually via the internet at https://meetnow.global/M5FDQAW Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m. Eastern Time, on August 4, 2026 to ensure your representation at our AGM. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form. 2026 Annual Meeting Admission Ticket 2026 Annual Meeting of Nu Holdings Ltd. August 6, 2026, 8:00 am Brasilia Time Nu Holdings Ltd. Rua Capote Valente, 39, Pinheiros, São Paulo - SP, 05409-000, Brazil Upon arrival, please present this admission ticket and photo identification at the registration desk. 1 U P X 2. To resolve, as an ordinary resolution, that the reelection of the individuals listed from “a” to “i”, as directors of the Company (the “Nominees”), each to serve for a term ending on the date of the next annual general meeting of the Members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved: Director Elections For Against Abstain a. Anita Mary Sands; b. David Alexandre Marcus; c. David Vélez Osorno; d. Diego Piacentini; e. Douglas Mauro Leone; f. Jacqueline Dawn Reses; g. Luis Alberto Moreno Mejías; h. Rogério Paulo Calderón Peres; and i. Thuan Quang Pham. Proposals — T A he Board of Directors recommends a vote FOR Proposals 1 and 2. 04AYJC 1. To resolve, as an ordinary resolution, that the Company’s audited financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 be approved and ratified. For Against Abstain Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. 2026 Annual General Meeting Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Financial Statements Approval MMMMMMMMMMMM MMMMMMMMM 6 9 3 0 5 5 Notice of 2026 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — August 6, 2026 I/We [please print name(s)] of [please print address(es)] being (a) shareholder(s) of the Company hereby appoint [please print name(s)] of [please print address(es)] or failing him/her the duly appointed chairman of the Meeting (the “Chairman”) (together the “Proxies”) as my/our proxies to vote all of my/our shares at the Annual General Meeting of Nu Holdings Ltd. (the “Company”), to be held on August 6, 2026 at 8:00 a.m. Brasilia time, at the offices of the Company at Rua Capote Valente, 39, Pinheiros, São Paulo - SP, 05409-000, Brazil, and at any adjournments or postponements thereof, as follows. Please indicate your vote For/ Against on the reverse. If no such directions are indicated, the Proxies (or any one of them) will have authority to vote FOR proposals 1 and 2. In their discretion, the Proxies (or any one of them) are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) Proxy — NU HOLDINGS LTD. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The materials are hosted at: https://www.investidores.nu/en (IR website) and https://www.sec.gov The 2026 Annual Meeting of Shareholders of Nu Holdings Ltd. will be held on August 6, 2026 at 8:00 a.m. Brasilia time, in-person and virtually via the internet at https://meetnow.global/M5FDQAW Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m. Eastern Time, on August 4, 2026 to ensure your representation at our AGM. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form. www.investorvote.com/NU Step 1: Go to www.investorvote.com/NU. Step 2: Click on the icon on the right to view meeting materials. Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in. Online Go to www.investorvote.com/NU or scan the QR code — login details are located in the shaded bar below. Annual General Meeting Notice 04AYKC Important Notice Regarding the Availability of Proxy Materials for the Nu Holdings Ltd. Annual General Meeting to be Held on August 6, 2026 Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders’ meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important! This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The 2026 Annual Report/Form 20-F, Proxy Statement, Notice of Annual General Meeting and the Proxy Card are also available for viewing on the Investor Relations section of the Company’s website at https://www.investidores.nu/en and on the SEC’s website at https://www.sec.gov. Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before July 27, 2026 to facilitate timely delivery. 2 N O T Easy Online Access — View your proxy materials and vote. When you go online, you can also help the environment by consenting to receive electronic delivery of future materials. Step 4: Make your selections as instructed on each screen for your delivery preferences. Step 5: Vote your shares. MMMMMMMMMMMM MMMMMMMMM 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ 1234 5678 9012 345 C 1234567890 C O Y MMMMMMM Here’s how to order a copy of the proxy materials and select delivery preferences: Current and future delivery requests can be submitted using the options below. If you request an email copy, you will receive an email with a link to the current meeting materials. PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials. — Internet – Go to www.investorvote.com/NU. — Phone – Call us free of charge at 1-866-641-4276. — Email – Send an email to investorvote@computershare.com with “Proxy Materials Nu Holdings Ltd.” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials. To facilitate timely delivery, requests for a paper copy of proxy materials must be received by July 27, 2026. Nu Holdings Ltd.’s Annual General Meeting of Shareholders will be held on August 6, 2026 at the offices of the Company located at Rua Capote Valente, 39, Pinheiros, São Paulo - SP, 05409-000, Brazil, at 8:00 a.m. Brasilia time in-person and virtually via the internet at https://meetnow.global/M5FDQAW. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form. Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommend a vote FOR Proposals 1 and 2: Financial Statements Approval 1. To resolve, as an ordinary resolution, that the Company’s audited financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 be approved and ratified. Director Elections 2. To resolve, as an ordinary resolution, that the re-election of each of the following individuals as directors of the Company (each a \”Nominee\”), each to serve for a term ending on the date of the next annual general meeting of the Members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved: a. Anita Mary Sands; b. David Alexandre Marcus; c. David Vélez Osorno; d. Diego Piacentini; e. Douglas Mauro Leone; f. Jacqueline Dawn Reses; g. Luis Alberto Moreno Mejía; h. Rogério Paulo Calderón Peres; and i. Thuan Quang Pham. PLEASE NOTE –YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you. Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m. Eastern TIme, on August 4, 2026 to ensure your representation at our AGM. Annual General Meeting Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  July 6, 2026